August 14, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	YUENGLINGS’ ICE CREAM CORPORATION

Withdrawal of Form RW filed on August 5, 2024

Ladies and Gentlemen:

Yuenglings’ Ice Cream Corporation (the “Company”) requests the withdrawal of its Form RW, filed with the SEC on August 5, 2024 (the “RW”), which was filed in error.

If you have any questions with respect to this matter, please contact Erika Mariz Pineda at (267) 710-8995.

Sincerely,

YUENGLINGS’ ICE CREAM CORPORATION

/s/ Richard Jordan
Richard Jordan
Chief Executive Officer